CHINA POWER EQUIPMENT, INC.

October 29, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Assistant Director,
Division of Corporation Finance, Mail Stop 6010

Re:	China Power Equipment, Inc.
Revision of Amendment No. 5 to Form SB-2 on Form S-1 Filed October 22, 2008 File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of October 28, 2008 to China Power Equipment, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

1. We note that you have disclosed beneficial ownership as of July 10, 2008. Please revise your disclosure to provide holdings as of a more recent date.

RESPONSE

The Company verifies that as of October 28, 2008, the beneficial ownership disclosed in the Amendment No. 5 to Form SB-2 on Form S-1 has not changed since July 10, 2008. All beneficial ownership information has been updated to be as of October 28, 2008.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Very truly yours,

/s/ Elaine Lanfeng Zhao

Elaine Lanfeng Zhao

Cc:	Mr. Yongxing Song